(Securities Code 7203)
May 30, 2011
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of FY2011 Ordinary General Shareholders’ Meeting
(Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming FY2011 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Thursday, June 16, 2011(Japan Time). Thank you very much for your cooperation.

1.	Date and time:	10:00 a.m., Friday, June 17, 2011

2.	Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3.	Meeting Agenda:
Reports:
Reports on business review, unconsolidated and consolidated financial statements for FY2011 (April 1, 2010 through March 31, 2011) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements.
Resolutions:
Proposed Resolution 1:	Distribution of Surplus
Proposed Resolution 2:	Partial Amendment of the Articles of Incorporation
Proposed Resolution 3:	Election of 11 Directors
Proposed Resolution 4:	Election of 4 Corporate Auditors
Proposed Resolution 5:	Revision of the Amount of Remuneration for Directors
Proposed Resolution 6:	Payment of Executive Bonuses

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

1

Notes:	-
The Business Report for the FY2011(April 1, 2010 through March 31, 2011) is a reference document for the General Shareholders’ Meeting. The Business Report will be available on the Toyota Motor Corporation Investor Relations website on May 31, 2011 which can be accessed at http://www.toyota-global.com/investors/stock_information_ratings/shareholders.html
If you do not have access to the internet and would like to obtain a hard copy, please write to:

Proxy Services Corporation 200 A Executive Drive Edgewood, NY 11717
You may also request for a hardcopy of The Business Report by calling the toll free number 1-800-555-2470.
-
If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.
You are also kindly requested to bring this Notice and the “TOYOTA REPORT 2011” (enclosed herewith) as meeting materials when you attend.

-	If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.
-
If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp/jpn/investors/ ).

2

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Surplus

We propose the distribution of surplus as follows:

Year-end Dividend
We will strive for the stable and continuous payment of dividends while giving due consideration to factors such as business results for each term, investment plans, and our cash reserves.
In order to survive tough competition, we will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security.
Considering these factors, we would like to offer a year-end dividend of 30 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2011 will be 50 yen per share.

(1)	Type of dividend assets

Cash

(2)	Allocation of dividend assets and the total amount of dividends

Payment of 30 yen per share of common stock (Total amount of dividends: 94,070,960,610 yen)

(3)	Effective date of distribution of surplus

June 20, 2011

3

Proposed Resolution 2: Partial Amendment of the Articles of Incorporation

1.	Reason for Amendment
The position of the Senior Managing Director will be discontinued and the number of directors of the board will be reduced in accordance with changes in the management structure. The changes are intended to enhance prompt management decision-making and agile management to respond to the changing business environment.

2.	Detail of Amendment
The details of amendments are as follows.
We propose that the following amendment be put into effect upon the conclusion of this General Shareholders’ Meeting:
 (Underlined part indicates amendments)
Current Articles of Incorporation	Proposed Amendments
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS
Article 16. (Number of Directors)	Article 16. (Number of Directors)
The Corporation shall have no more than thirty (30) Directors.	The Corporation shall have no more than twenty (20) Directors.

Article 20. (Representative Directors and Executive Directors)	Article 20. (Representative Directors and Executive Directors)
1. (Omitted)	1. (The same as the current provision)
2. The Board of Directors may appoint one Chairman of the Board, one President and one or more Vice Chairman of the Board, Executive Vice Presidents and Senior Managing Directors by its resolution.	2. The Board of Directors may appoint one Chairman of the Board, one President and one or more Vice Chairmen of the Board and Executive Vice Presidents by its resolution.

4

Proposed Resolution 3: Election of 11 Directors

All Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 11 Directors be elected. The candidates for the positions of Director are as follows:

Following are the nominees
no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
1*	Fujio Cho (2/2/1937)	Chairman of the Board	Apr.	1960	Joined TMC	40,705
			Sep.	1988	Director of TMC
			Dec.	1988	Toyota Motor Manufacturing, U.S.A., Inc. President
			Sep.	1994	Managing Director of TMC
			Oct.	1994	Retired from Toyota Motor Manufacturing, U.S.A., Inc. President
			Jun.	1996	Senior Managing Director of TMC
			Jun.	1998	Executive Vice President of TMC
			Jun.	1999	President of TMC
			Jun.	2005	Vice Chairman of TMC
			Jun.	2006	Chairman of TMC

(important concurrent duties)
Corporate Auditor of DENSO CORPORATION
Director of Central Japan Railway Company
Director of Sony Corporation
President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

2*	Akio Toyoda (5/3/1956)	President, Member of the Board	Apr.	1984	Joined TMC	4,574,800
			Jun.	2000	Director of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC

(important concurrent duties)
Corporate Auditor of Toyota Boshoku Corporation
Chairman and CEO of Toyota Motor North America, Inc.
Chairman of Toyota Motor (China) Investment Co., Ltd.
Chairman of Toyota Motor Europe NV/SA
Chairman of Toyota Motor Sales & Marketing Corporation

5

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
3*	Takeshi Uchiyamada (8/17/1946)	Executive Vice President, Member of the Board - Research & Development (Technical Administration, Product Development, Design, R&D Group 1, R&D Management, Higashifuji Technical Administration, R&D Group 2)	Apr.	1969	Joined TMC	32,264
			Jun.	1998	Director of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			(important concurrent duties) Director of JTEKT Corporation Vice President of Calty Design Research, Inc. Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd.
4*	Yukitoshi Funo (2/1/1947)	Executive Vice President, Member of the Board - Asia & Oceania Operations - Middle East, Africa and Latin America Operations - Government Affairs - Operation Planning & Support	Apr.	1970	Joined Toyota Motor Sales Co., Ltd.	34,248
			Jun.	2000	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2003	Toyota Motor Sales, U.S.A., Inc. President
			Jun.	2004	Director of TMC
			Jun.	2005	Senior Managing Director of TMC
			Jun.	2005	Toyota Motor Sales, U.S.A., Inc. Chairman
			May	2006	Toyota Motor North America, Inc. Chairman
			Jun.	2007	Retired from Toyota Motor North America, Inc. Chairman
			Jun.	2009	Executive Vice President of TMC
			Jun.	2009	Retired from Toyota Motor Sales, U.S.A. Inc. Chairman
5*	Atsushi Niimi (7/30/1947)	Executive Vice President, Member of the Board - North America Operations - China Operations - Production Control - Production Engineering - Manufacturing - North America Operations Group (Chief Officer)	Apr.	1971	Joined TMC	37,000
			Jun.	2000	Director of TMC
			Jun.	2002	Toyota Motor Manufacturing North America, Inc. President
			Jun.	2003	Managing Officer of TMC
			Jun.	2004	Director of TMC
			Jun.	2005	Retired from Toyota Motor Manufacturing North America, Inc. President
			Jun.	2005	Senior Managing Director of TMC
			Jun.	2009	Executive Vice President of TMC

(important concurrent duties)
Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.
Chairman of Toyota Motor Technical Center (China) Co., Ltd.
Corporate Auditor of JTEKT Corporation

6

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
6*	Shinichi Sasaki (12/18/1946)	Executive Vice President, Member of the Board - Business Development - IT & ITS - Information Systems - Purchasing - Customer Service - Quality	Apr.	1970	Joined TMC	14,210
			Jun.	2001	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2004	Toyota Motor Engineering & Manufacturing Europe NV/SA President
			Jun.	2005	Senior Managing Director of TMC
			Oct.	2005	Toyota Motor Europe NV/SA, Toyota Motor Marketing Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA merged under the name Toyota Motor Europe NV/SA
			Oct.	2005	Toyota Motor Europe NV/SA President
			Jul.	2006	Retired from Toyota Motor Europe NV/SA President
			Jun.	2009	Executive Vice President of TMC

			(important concurrent duties) Director of KDDI CORPORATION
7*	Satoshi Ozawa (8/5/1949)	Executive Vice President, Member of the Board - Europe Operations - General Administration & Human Resources - Accounting	Apr.	1974	Joined Toyota Motor Sales Co., Ltd.	30,200
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC
			May	2010	Executive Vice President of TMC

8*	Nobuyori Kodaira (3/18/1949)	Senior Managing Director, Member of the Board - Corporate Planning Div. - Environmental Affairs Div.	Apr.	1972	Joined Ministry of International Trade and Industry	6,000
			Jul.	2004	Director-General, Agency for Natural Resources and Energy
			Jul.	2006	Retired from Director-General, Agency for Natural Resources and Energy
			Aug.	2008	Advisor of TMC
			Jun.	2009	Managing Officer of TMC
			Jun.	2010	Senior Managing Director of TMC
9*	Mamoru Furuhashi (1/3/1950)	Senior Managing Director, Member of the Board - Government Affairs Group (Chief Officer)	Apr.	1973	Joined TMC	28,105
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC

10*	Takahiko Ijichi (7/15/1952)	Senior Managing Director, Member of the Board - Accounting Group (Chief Officer)	Apr.	1976	Joined TMC	18,000
			Jun.	2004	Managing Officer of TMC
			Jun.	2008	Senior Managing Director of TMC

			(important concurrent duties) Corporate Auditor of HAMAMATSU PHOTONICS K.K.

7

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
11*	Yasumori Ihara (11/17/1951)	Senior Managing Director, Member of the Board - Purchasing Group (Chief Officer) - Corporate Planning Div.	Apr.	1975	Joined Toyota Motor Sales Co., Ltd.	10,000
			Jun.	2004	Managing Officer of TMC
			Jun.	2007	Toyota Transportation Co., Ltd. President
			Jun.	2007	Advisor of TMC
			Jun.	2008	Retired from Advisor of TMC
			Jun.	2009	Retired from Toyota Transportation Co., Ltd. President
			Jun.	2009	Senior Managing Director of TMC
Note: * indicates current Director of TMC.

8

Proposed Resolution 4: Election of 4 Corporate Auditors

Corporate Auditors, Mr. Yoshikazu Amano, Mr. Chiaki Yamaguchi, Mr. Yoichi Kaya and Mr. Kunihiro Matsuo will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 4 Corporate Auditors be elected. The proposal of this resolution at this General Shareholders’ Meeting was consented by the Board of Corporate Auditors. The candidates for the positions of Corporate Auditor are as follows:

Following are the nominees
no.	Name (birth date)	Position at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
1*	Kunihiro Matsuo (9/13/1942)	Outside Corporate Auditor	Jun.	2004	Supreme Public Prosecutors Office Prosecutor-General	-
			Jun.	2006	Retired from Supreme Public Prosecutors Office Prosecutor-General
			Sep.	2006	Registered as Attorney
			Jun.	2007	Outside Corporate Auditor of TMC
			(important concurrent duties) Outside Director of Asahi Glass Co., Ltd. Outside Corporate Auditor of MITSUI & CO., LTD. Outside Corporate Auditor of KOMATSU LTD.
2	Yoko Wake (11/18/1947)	―	Apr.	1970	Joined the Fuji Bank, Limited	-
			Dec.	1973	Retired from the same
			Apr.	1977	Instructor of Faculty of Business and Commerce of Keio University
			Apr.	1982	Associate Professor of the same
			Apr.	1993	Professor of the same
3	Yoichiro Ichimaru (10/10/1948)	Executive Vice President, Member of the Board	Jul.	1971	Joined Toyota Motor Sales Co., Ltd.	25,568
			Jun.	2001	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2005	Senior Managing Director of TMC
			Jun.	2009	Executive Vice President of TMC
4	Masahiro Kato (9/17/1952)	Managing Officer	Apr.	1975	Joined TMC	2,600
			Jan.	2009	Toyota Motor (China) Investment Co., Ltd. President
			Jun.	2009	Managing Officer of TMC
			Apr.	2011	Retired from Toyota Motor (China) Investment Co., Ltd. President
Notes:	1.	* indicates current Corporate Auditor of TMC.
2.	Matters related to the candidates for the position of Outside Corporate Auditor are as follows:
(1)	Mr. Kunihiro Matsuo and Ms. Yoko Wake are candidates for the position of Outside Corporate Auditor.
(2)
Reasons for their nomination as candidates for the position of Outside Corporate Auditor:
Mr. Kunihiro Matsuo and Ms. Yoko Wake have not been directly involved in the management of corporations, but we consider that both of them will adequately execute their duties as outside corporate auditors with their broad experience and insights in their specialized fields.

9

(3)
MITSUI & CO., LTD., a company where Mr. Kunihiro Matsuo has served as an Outside Corporate Auditor since June 2008, has been implicated in the following cases of misconduct: Mitsui Oil (Asia) Pte. Ltd., its wholly owned subsidiary in Singapore, concealed losses caused by the false reporting of market prices in naphtha trades; a business section of its Kyushu Branch Office was involved in inappropriate circular transactions, including fictitious transactions, with respect to agricultural materials etc. for local customers, between September 2000 and February 2008; and a business section of its Functional Chemicals Unit recorded fictitious transactions as exports to Southeast Asia, including Indonesia, between April 2004 and August 2008.

Mr. Kunihiro Matsuo regularly makes various kinds of recommendations at the board of directors’ meetings and other occasions from the viewpoint of reinforcing compliance and internal control, based on prior discussions at the board of corporate auditors’ meetings and other occasions. Since the discovery of the aforesaid cases of misconduct, he has made recommendations for and expressed opinions on the further enhancement of internal control to prevent recurrences.

(4)	Number of years since assumption of office as an Outside Corporate Auditor of TMC (up to the conclusion of this General Shareholders’ Meeting):
Mr. Kunihiro Matsuo 4 years
(5)	Summary of liability limitation agreement

TMC has concluded a liability limitation agreement with Mr. Kunihiro Matsuo to limit his liability as stipulated in Article 423, Paragraph 1 of the Corporation Act up to the total sum stipulated in Article 425, Paragraph 1 of the Corporation Act.
TMC will also conclude an agreement of the same kind with Ms. Yoko Wake upon the approval of her election in this proposed resolution.

10

Proposed Resolution 5: Revision of the Amount of Remuneration for Directors

Remuneration paid to Directors has been set at a maximum total of 200 million yen per month since the Ordinary General Shareholders’ Meeting held on June 23, 2006. However, in light of the reduction of the number of Directors pursuant to the revision of the executive system and in consideration of other factors, we propose a decrease of the maximum total amount of director remuneration to 130 million yen per month.
If Proposed Resolution 3 is approved, 11 Directors will be in office as of the end of this Shareholders’ Meeting.

Proposed Resolution 6: Payment of Executive Bonuses

In consideration of the results for FY2011 and other factors, the 27 Directors in office as of the end of FY2011 will be paid a total amount of 340,700,000 yen as executive bonuses.

11

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Table of Contents

To Our Shareholders	2
Toyota Global Vision	3

(Attachment to the Notice of Convocation of FY2011 Ordinary General Shareholders’ Meeting)
Business Report	4
1. Outlook of Associated Companies	4
2. Status of Shares	15
3. Status of Stock Acquisition Rights, Etc.	16
4. Status of Directors and Corporate Auditors	19
5. Status of Accounting Auditor	28
6. Basic Policy Regarding the System to Secure the Appropriateness of Business	29
Unconsolidated Financial Statements	32
UNCONSOLIDATED BALANCE SHEETS	32
UNCONSOLIDATED STATEMENTS OF INCOME	33
UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS	34
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS	38
Independent Auditor’s Report (Certified Copy)	42
Consolidated Financial Statements	43
CONSOLIDATED BALANCE SHEETS	43
CONSOLIDATED STATEMENTS OF INCOME	44
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	45
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	47
Independent Auditor’s Report (Certified Copy)	49
Board of Corporate Auditors’ Report (Certified Copy)	50

Consolidated Business Results for FY2011 (Reference)	51
Segment Operating Results	51
Geographic Information	52

To Our Shareholders:

I would like to express our gratitude for your ongoing support and understanding of our company.
We offer our sincere prayers for the repose of the souls who died in the East Japan Earthquake, and our deepest sympathies to those who suffered from the disaster.
We will continue to provide the utmost support to those now in the disaster area and we are working to expedite the restoration of manufacturing in the Tohoku area as soon as possible.
In March of this year, we announced the “Toyota Global Vision,” a vision for the future plotted out based on the lessons we have learned from the harsh business conditions in the aftermath of the Lehman Shock and a series of quality issues we have faced.
Through the efforts of all of us at Toyota for business recovery, and in response to the quality issues, I have reached out and made contact with various related people such as members of the media and customers around the world. These experiences have led me to feel anew the importance of expressing in writing what kind of company we are and what kind of values we hold, and making these things known to the public at large, our shareholders, customers, and employees.
Our management under the Vision is built upon the founding values and Monozukuri commitment to conscientious manufacturing shared by all of us at Toyota, as expressed in the “Toyoda Precepts,” the “Guiding Principles at Toyota,” and the “Toyota Way.” Our contributions to “better towns and better society” through the creation of “always better cars” that exceed customer expectations will help us establish a “stable base of business” for Toyota. We believe that we will enhance our corporate value and meet shareholders expectations by fostering this virtuous cycle.
After considering various factors such as our business results, research and development activities, and investments planned for sustainable growth, we would like to propose a year-end dividend of 30 yen per share at the FY2011 Ordinary General Shareholders’ Meeting in order to maintain our tradition of providing stable and continuous returns to shareholders. This, combined with the interim dividend of 20 yen per share, will result in a total annual dividend of 50 yen per share for FY2011.
Since April of this year we have been successively making changes in our management structure, including our systems to “reduce layers in decision making” and “reduce the number of directors.” We have been conducting community-based corporate activities and providing products and services that only Toyota can afford to provide to the specific towns and countries that need them. In the future, our global headquarters in Japan will plan out an overall direction and furnish further support for initiatives undertaken by the regional operations.
Toyota has encountered numerous challenges in the 74 years since its foundation. We have overcome these challenges in every situation we faced, encouraged by the smiles we earned from customers worldwide and the concept of creating socially beneficial automobiles. All 300,000 of us at Toyota worldwide will take part in the work to lay foundations for sustainable growth. Toyota will advance, never turning back, through these concerted efforts. We look forward to your ongoing support.

Akio Toyoda
President

Toyota Global Vision
Rewarded with a smile by exceeding your expectations

Toyota will lead the way to the future of mobility,
enriching lives around the world with the safest
and most responsible ways of moving people.

Through our commitment to quality,
constant innovation and respect for the planet,
we aim to exceed expectations
and be rewarded with a smile.

We will meet challenging goals by engaging the
talent and passion of people,
who believe there is always a better way.

Concepts included in <Toyota Global Vision>

“The safest and most responsible ways of moving people”
・By placing highest priority on safety and deploying the most advanced technology for minimizing environmental impact, Toyota will ensure rewarding experiences for customers through products, sales, and services that exceed customers’ expectations.

“Enriching lives around the world”
・Toyota will serve society through conscientious manufacturing and enhance the quality of life wherever it has operations.

“Lead the way to the future of mobility”
・Toyota will aim at a safer automobile society through interaction with the transportation infrastructure, including new forms of transportation mobility (next-generation mobility) and convergence of information technology for automobiles and smart grids.

“Our commitment to constant innovation”
・Toyota will continue to provide reliable vehicles that enable people to feel good about driving and riding, at reasonable prices, by developing technologies that address the needs of today and of tomorrow.

“Respect for the planet”
・Toyota will continue working to minimize environmental impact in its manufacturing and other operations, as well as in its products.

“Exceed expectations and be rewarded with a smile”
・Toyota will strive to earn smiles with products and services that are stimulating and even inspiring.

“There is always a better way”
・All Toyota employees will share a commitment to continuous improvement, a fundamental principle of The Toyota Way.

“Meet challenging goals by engaging the talent and passion of people”
・We at Toyota will set and achieve the challenges high goals not only by ourselves but empowered by the strength and opinions of our customers and numerous other stakeholders.

Attachment to the Notice of Convocation of FY2011 Ordinary General Shareholders’ Meeting
Business Report (Fiscal Year under review: April 1, 2010 through March 31, 2011)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2011

Reviewing the general economic environment for the fiscal year ended March 2011 (“FY2011”), the world economy is improving mainly due to the effect of the expansion of domestic demands and exports in emerging countries especially in Asia, and the economic stimulus measures undertaken by various countries. Although the Japanese economy has gained momentum from improved corporate revenues and rallies in exports and production, it is still facing dire challenges linked to the persistently low employment figures and to the weakened economic activity resulting from the impact of the Great East Japan Earthquake.
For automobile industry, market has expanded especially in emerging countries such as China, and technological development and new product launches have been accelerated, caused by increase of customers’ demands for the compact cars and low-price cars, and growth of worldwide environmental consciousness.

Overview of Operations

In this business environment, Toyota Motor Corporation (“TMC”) and its consolidated subsidiaries (together “Toyota”) have striven to manufacture “good automobiles” that will be accepted by our customers and society to meet with our founding mission of “contributing to society through the manufacture of automobiles.” One example is the “Etios,” a small-size vehicle launched for the Indian market last year. It was developed with the help of numerous Indian engineers and with direct consumer input. It has already earned good reputation from many customers. Toyota will continue to manufacture automobiles which meet customer needs in every country of the world including the emerging countries. The “Vitz,” a core model of the Toyota brand, was fully redesigned to meet customer’s diversifying compact-car needs, while pursuing one class higher in terms of quality, comfort, ease of use and affordability. For the Lexus brand, Toyota launched the “CT200h,” the first hybrid-only model in the premium-compact segment.
As a result of launching the new products that meet needs of customer in Japan and other countries, vigorous sales efforts with dealers in every country and region, expansion of market in emerging countries, and demand-boosting measures, in various countries, such as eco-car subsidies and tax-reductions in Japan, global vehicle sales for FY2011, including the Daihatsu and Hino brands, increased by 284 thousand units (or 3.5%) from FY2010 to a total of 8,423 thousand units.
We have made steady headway in our efforts to improve profit structure, by the strenuous efforts with all of the Toyota group to reduce fixed costs and implement thorough cost-improvement activities.
To cope with the quality issues that have emerged from the beginning of last year, we have been making improvements by establishing a Special Committee for Global Quality to investigate all causes of the quality problems such as process of design, manufacture, sales, service, and human resource development.
In addition to these activities, we agreed with Tesla Motors Inc., in May of last year to work jointly on electric vehicle development. Toyota will revisit to its founding mission as a venture company in the past by emulating the challenging spirit, quick decision-making, and flexibility that Tesla Motors has, and Toyota will take on the future challenges. Toyota will be changing its management structures in order to enable prompt management decisions based on our customer voices and information from front-line operations in each region, and to continuously check whether our management decisions are acceptable by society. Toyota will also implement other measures, including a review of the decision-making system by directors and the establishment of advisory boards in major regions such as North America, Europe, and Asia.

Consolidated Financial Results for FY2011

The consolidated financial results for FY2011 reflect the sharp appreciation of the yen and the influence of the Great East Japan Earthquake of March of this year. However, as a result of efficiency improvements of management as a whole and the thorough implementation of cost-improvement activities, together with the increases of sales, especially in the emerging countries, consolidated net revenues increased by 42.7 billion yen (or 0.2%) to 18,993.6 billion yen compared with FY2010, and consolidated operating income increased by 320. 7 billion yen (or 217.4%) to 468.2 billion yen compared with FY2010. Consolidated net income attributable to Toyota Motor Corporation increased by 198.7 billion yen (or 94.9%) to 408.1 billion yen compared with FY2010.

The breakdown of consolidated net revenues is as follows:
Yen in millions
	FY2011 (April 2010 through March 2011)	FY2010 (April 2009 through March 2010)	Increase (Decrease)	Change (%)
Vehicles	14,507,479	14,309,595	197,884	1.4
Parts & components for overseas production	335,366	355,273	(19,907)	(5.6)
Parts	1,553,497	1,543,941	9,556	0.6
Other	926,411	978,499	(52,088)	(5.3)
Total Automotive	17,322,753	17,187,308	135,445	0.8
Financial Services	1,173,168	1,226,244	(53,076)	(4.3)
Other	497,767	537,421	(39,654)	(7.4)
Total	18,993,688	18,950,973	42,715	0.2
Notes:
1.	Consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

Environmental Initiatives

Toyota considers addressing environmental issues as one of its top management priorities, and proactively works for the realization of a low-carbon society.
First of all, Toyota is endeavoring to further improve fuel efficiency by developing a high-efficiency gasoline engine. Toyota’s steps to expand its product line-up of hybrid vehicles and reinforce quality improvements and cost reductions for the hybrid system have resulted in accumulated sales of hybrid vehicles exceeding 3 million units in Japan and abroad. We are also making all-around efforts to develop next-generation eco-cars such as plug-in hybrid vehicles, electric vehicles, and fuel cell vehicles to satisfy the requests of customers and society.
Additionally, as for new trials towards the realization of a low-carbon society, Toyota is participating in the large-scale Plug-in Hybrid demonstration experiment in Strasbourg, France and smart grid demonstration experiments in Boulder, Colorado in the U.S.A., Toyota-shi in Aichi, and Rokkasho-mura in Aomori, Japan.

Non-Automotive Operations

In non-automotive operations, we are actively developing businesses to meet diverse customer needs. Our financial services has been steadily providing financial support to help societies to realize “a rich car life,” responding to various risks, and providing financial services customized to customer needs and regional characteristics through an expanded network covering 34 countries and regions of the world. Our housing business was transferred to Toyota Housing Corporation in October 1, 2010. We intend to respond quickly to customer requests by organizing integration and enhanced specialty in the housing business as well as prompt decision-making and flexible business management through joint efforts of development, production, and marketing.

(2) Funding

Capital investment in the automotive business is mainly financed with funds gained from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as from borrowings. The balance of debt as of the end of FY2011 was 12,401.0 billion yen.

(3) Capital Expenditures

As for capital expenditures, Toyota streamlined investment by making more effective use of its existing facilities. At the same time, Toyota focused its investment into “Eco-Cars,” including hybrid vehicles, and “emerging markets” which have strong potential for their growth. As a result of these efforts towards efficient investment, consolidated capital expenditures for FY2011 were 642.3 billion yen.

(4) Consolidated Financial Summary

Yen in millions unless otherwise stated
	FY2008 (April 2007 through March 2008)	FY2009 (April 2008 through March 2009)	FY2010 (April 2009 through March 2010)	FY2011 (April 2010 through March 2011)
Net revenues	26,289,240	20,529,570	18,950,973	18,993,688
Operating income (loss)	2,270,375	(461,011)	147,516	468,279
Net income (loss) attributable to Toyota Motor Corporation	1,717,879	(436,937)	209,456	408,183
Net income (loss) attributable to Toyota Motor Corporation per share - Basic(yen)	540.65	(139.13)	66.79	130.17
Shareholders’ equity	12,526,194	10,600,737	10,930,443	10,920,024
Total assets	32,458,320	29,062,037	30,349,287	29,818,166
Note:
1.	Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2011.
2.	“Net income (loss) attributable to Toyota Motor Corporation” is equivalent to “Net income (loss)” up to FY2009.

(5) Issues to be Addressed

As for our future business environment, although the emerging economies are expected to continue expanding, particularly in China and India, and the developed economies such as the United States and Europe are expected to continue recovering at a moderate pace, we must closely watch the various risks, such as the risks of rising oil prices and the continuing high unemployment rate in the United States and Europe. The Japanese economy is expected to pick up gradually as well, backed by recovering economies overseas and the various effects of government policies.  However, the damage by the Great East Japan Earthquake was widespread and serious, and will continue to significantly affect the Japanese economy, and the momentum of Japan’s economic recovery will weaken for the time being.
There were many Toyota production bases, dealers, and suppliers in the disaster-stricken areas, and they suffered serious damage. The Toyota group, in concerted efforts, will focus on speedy rehabilitation as a top priority.
While the automotive market is expected to expand over the medium- to long-term, particularly in emerging countries, competition in the automotive market for compact cars and low-price cars will intensify and eco-cars may face fierce competition on a global scale.
In this severe business environment, the Toyota group as a whole will make an even greater effort to address the following in order to realize two of Toyota’s enduring wishes: “to be a company customers choose” and “to bring smiles to every customer who chooses Toyota.”
First, in product development, we intend to proceed with substantial improvement in design and perceived quality and the establishment of organization by which products launched at a certain region will be developed based on the customer needs of such region. For “Eco-Cars”, we will make all-around efforts to expand our product line-up of hybrid vehicles and develop next-generation eco-cars such as plug-in hybrid vehicles, electric vehicles and fuel cell vehicles, along with the high-efficiency gasoline engine.
Second, as for “emerging markets” with strong promise for future growth, we intend to reinforce core models for local production such as IMV and newly developed compact vehicles, while launching more hybrid vehicles. Through these efforts, we will build a well-balanced business structure that impartially allocates resources to both developed countries and emerging countries.
(*) IMV is an abbreviation for Innovative International Multi-purpose Vehicle, which refers to sport-utility vehicles (SUVs), pickup trucks, and other multi-purpose vehicles that is produced overseas for markets worldwide.
Third, to quickly reflect feedback from our customers around the world in our R&D, production and sales operations, we will build a structure wherein decisions can be made regionally, in areas closest to the customers.
Fourth, we will further reinforce three basic functions: quality improvement, cost reduction, and human resource development.
Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through manufacturing  “good automobiles” that is accepted by customers and society. This will encourage more customers to well-purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, we will aim to realize “sustainable growth” and enhance corporate value. And, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR). Even under the difficult circumstances, we will meet challenging goals by engaging the talent and passion of people, who believe there is always a better way. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.
TMC will strive for the stable and continuous payment of dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.
In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security.
TMC pays dividends twice a year – an interim dividend and a year-end dividend –, and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the FY2011 Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.
TMC will not repurchase its own shares for the time being, as it decided to prioritize securing its cash reserves in consideration of uncertainties in the future global economic condition.

(7) Main Business

Business		Main products
Automotive Operations	Passenger vehicles
LS, LS600h, GS, GS450h, ES, HS250h, IS, IS F, IS C, CT200h, LX, GX, RX, RX450h
Century, Crown, Crown Hybrid, Mark X, Avalon, Camry, Camry Hybrid, SAI, Comfort, Premio, Allion, Avensis, Prius, Corolla, Belta, Etios, Scion tC, Blade, Matrix, Auris, Auris Hybrid, Raum, Ractis, bB, Porte, ist, Vitz, Passo, iQ, Aygo, Mark X ZiO, Succeed Wagon, Probox Wagon, Estima, Estima Hybrid, Sienna, Isis, Innova, WISH, Verso, Passo Sette, Avanza, Alphard, Vellfire, Hiace Wagon, Noah, Voxy, Land Cruiser Wagon, Sequoia, 4Runner, Harrier, Harrier Hybrid, Highlander, Highlander Hybrid, Fortuner, FJ Cruiser, Venza, Vanguard, RAV4, Rush, etc.

	Trucks and buses	Succeed Van, Probox Van, Hiace, Regius Ace Van, Quick Delivery, Townace, Liteace, Tundra, Tacoma, Hilux, Dyna, Toyoace, Land Cruiser, Coaster, etc.
	Parts & components for overseas production	Various units and parts for overseas production
	Parts	Various maintenance parts for both domestic and overseas use
Financial Services Operations		Auto sales financing, leasing, etc.
Other Operations	Housing
Espacio GX, Espacio Mezzo, Espacio EF Urban Wind, Espacio EF3, Espacio EF, Sincé Aventino, Sincé Vietrois, Sincé Sorest, Sincé Cada, Sincé Smart Stage, Sincé Hugmi, Sincé piana, LQ, Vie α, Crest, T-fine, M&f, NS, DS, Le, L×L, ZELK, Season Stage, Sincé Smart Maison, T Stage, etc.

*	Hino brand products (trucks and buses) and Daihatsu brand products (mini-vehicles and passenger vehicles) are not included in the above table.

(8) Main Sites

<Toyota>

Name	Location

Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>
Please see section “(10) Status of Principal Subsidiaries.”

(9) Employees

Number of employees	Increase (Decrease) from end of FY2010
317,716	(2,874)

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			million yen
	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
Japan	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	51.35	*	Manufacture and sales of automobiles
	Toyota Finance Corporation	Tokyo	16,500	100.00	*	Finance of automobile sales, card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	56.28	*	Manufacture and sales of automobiles
	Kanto Auto Works, Ltd.	Kanagawa Prefecture	6,850	50.47	*	Manufacture and sales of automobiles
			in thousands
	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Government, public affairs and research of North America
North America	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
			in thousands
	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00	*	Finance of automobile sales
Europe	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00	*	Sales of automobiles
	OOO “TOYOTA MOTOR”	Russia	RUB 37,569	100.00	*	Sales of automobiles

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			in thousands
	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	P.T. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
Asia	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00	*	Manufacture and sales of automobiles
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 8,000,000	82.94	*	Finance of automobile sales
	Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
Other	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles
Notes:
1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1) Total Number of Shares Authorized	10,000,000,000 shares

(2) Total Number of Shares Issued	3,447,997,492 shares

(3) Number of Shareholders	652,568

(4) Major Shareholders
Name of Shareholders	Number of shares	Percentage of shareholding
	(1,000 shares)	(%)
Japan Trustee Services Bank, Ltd.	343,704	10.96
Toyota Industries Corporation	215,640	6.88
The Master Trust Bank of Japan, Ltd.	191,724	6.11
Nippon Life Insurance Company	130,057	4.15
State Street Bank and Trust Company	110,672	3.53
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	85,866	2.74
Trust & Custody Services Bank, Ltd.	84,184	2.68
Tokio Marine & Nichido Fire Insurance Co., Ltd.	67,095	2.14
Mitsui Sumitomo Insurance Company, Limited	65,166	2.08
DENSO CORPORATION	58,678	1.87
Notes:
1.
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC’s American Depositary Receipts (ADRs).

2.	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (312,298 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2011
1)	Number of Stock Acquisition Rights issued:
184,481

2)	Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights
18,448,100 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Directors and Corporate Auditors

	Series (Exercise price)	Exercise Period	Number of Stock Acquisition Rights	Number of holders
	4th (4,377 yen)	From August 1, 2007 to July 31, 2011	3,008	24
	5th (6,140 yen)	From August 1, 2008 to July 31, 2014	5,800	22
Directors	6th (7,278 yen)	From August 1, 2009 to July 31, 2015	6,200	22
	7th (4,726 yen)	From August 1, 2010 to July 31, 2016	6,600	22
	8th (4,193 yen)	From August 1, 2011 to July 31, 2017	8,700	26
	9th (3,183 yen)	From August 1, 2012 to July 31, 2018	9,200	27
Corporate Auditors	4th (4,377 yen)	From August 1, 2007 to July 31, 2011	99	1
Note:
The Stock Acquisition Rights held by Corporate Auditors in the above table have been acquired prior to their assumption of office and are exercisable by Corporate Auditors.

(2) Status of Stock Acquisition Rights Issued during FY2011
1)	Number of Stock Acquisition Rights issued:
34,350

2)	Type and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
3,435,000 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Issue price of Stock Acquisition Rights
Stock Acquisition Rights shall be issued without consideration.

4)	Exercise price per Stock Acquisition Right
3,183.00 yen

5)	Conditions of exercise of Stock Acquisition Rights
(i)	The exercise period of the Stock Acquisition Rights is from August 1, 2012 to July 31, 2018.
(ii)	A Stock Acquisition Right may not be partially exercised.
(iii)
The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders’ Meeting to be held for the last fiscal year ending within two (2) years after the closing of the FY2010 Ordinary General Shareholders’ Meeting, be a Director, Managing Officer, employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted.

(iv)
The Stock Acquisition Rights may not be exercised, if the grantee of the Stock Acquisition Rights loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted due to retirement of office or resignation for personal reasons, or removal from office or dismissal.

(v)	Stock Acquisition Rights may not be inherited.
(vi)
Other exercise conditions shall be provided for in “Agreement for the Grant of Options to acquire common shares of Toyota Motor Corporation” between TMC and the grantees of the Stock Acquisition Rights.

6)	Events and conditions of acquisition of Stock Acquisition Rights by TMC
Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if the Ordinary General Shareholders’ Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

7)	Details of Preferential Conditions
TMC issued Stock Acquisition Rights without consideration to Directors, Managing Officers and employees, etc., of TMC and its affiliates.

8)	Breakdown of Stock Acquisition Rights granted to Managing Officers, engineers and employees of TMC, Officers and employees of TMC’s subsidiaries, and employees of TMC’s affiliates

	Number of Stock Acquisition Rights	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (common stock)	Total number of persons to whom Stock Acquisition Rights were granted
Managing Officers of TMC	9,800	980,000 shares	49
Engineers of TMC	400	40,000 shares	4
Employees of TMC	10,970	1,097,000 shares	493
Officers and employees of TMC’s subsidiaries	3,910	391,000 shares	81
Employees of TMC’s affiliates	70	7,000 shares	2

4. Status of Directors and Corporate Auditors
(1) Directors and Corporate Auditors

Name	Position	Main areas of responsibility	Important concurrent duties
Fujio Cho	*Chairman of the Board
- Corporate Auditor of DENSO CORPORATION
- Director of Central Japan Railway Company
- Director of SONY CORPORATION
- President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

Katsuaki Watanabe	*Vice Chairman of the Board		- Corporate Auditor of KDDI CORPORATION - Corporate Auditor of Toyota Industries Corporation
Kazuo Okamoto	*Vice Chairman of the Board		- Director of Toyota Boshoku Corporation - Corporate Auditor of Toyoda Gosei Co., Ltd.
Akio Toyoda	* President, Member of the Board
- Corporate Auditor of Toyota Boshoku Corporation
- Chairman and CEO of Toyota Motor North America, Inc.
- Chairman of Toyota Motor (China) Investment Co., Ltd.
- Chairman of Toyota Motor Europe NV/SA
- Chairman and Representative Director of Toyota Motor Sales & Marketing Corporation

Takeshi Uchiyamada	*Executive Vice President, Member of the Board
- Product Management
- Value Analysis Development
- Research & Development (Technical Administration, Sports Vehicle Management, Product Development, Design, R&D Group 1, R&D Management, Higashifuji Technical Administration, Vehicle Control System Development, Advanced Vehicle Control System Development, Automotive Software Engineering, R&D Group 2)
- Design Group (Chief Officer)
- Product Management Div.
- Director of JTEKT Corporation - Vice President of Calty Design Research, Inc. - Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

Name	Position	Main areas of responsibility	Important concurrent duties
Yukitoshi Funo	*Executive Vice President, Member of the Board	- Government & Public Affairs - Asia & Oceania Operations - Middle East, Africa and Latin America Operations - Operation Planning & Support
Atsushi Niimi	*Executive Vice President, Member of the Board	- Environmental Affairs - North America Operations - China Operations - Strategic Production Planning - Production Engineering - Manufacturing - Battery Production Engineering Development Div.	- Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. - Chairman of Toyota Motor Technical Center (China) Co., Ltd. - Corporate Auditor of JTEKT Corporation
Shinichi Sasaki	*Executive Vice President, Member of the Board	- TQM Promotion - Business Development - IT & ITS - Information Systems - Purchasing - Customer Service - Quality	- Director of KDDI CORPORATION
Yoichiro Ichimaru	*Executive Vice President, Member of the Board	- Corporate Planning - Research - Japan Sales Business
Satoshi Ozawa	*Executive Vice President, Member of the Board	- General Administration & Human Resources - Accounting - Europe Operations - Global Audit Dept.
Nobuyori Kodaira	Senior Managing Director, Member of the Board	- Business Development Group (Chief Officer) - IT & ITS Group (Chief Officer) - Corporate Planning Div. - Environmental Affairs Div.
Akira Okabe	Senior Managing Director, Member of the Board	- Asia & Oceania Operations Group (Chief Officer) - Middle East, Africa and Latin America Operations Group (Chief Officer)	- Chairman of Toyota Motor Asia Pacific Pte Ltd. - Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.

Name	Position	Main areas of responsibility	Important concurrent duties
Shinzo Kobuki	Senior Managing Director, Member of the Board
- R&D Group 2 (Chief Officer)
- Higashifuji Technical Center (General Manager)
- R&D Management Div.
- Vehicle Control System Development Div.
- Advanced Vehicle Control System Development Div.
- Automotive Software Engineering Div.
- Director of HAMAMATSU PHOTONICS K.K.
Akira Sasaki	Senior Managing Director, Member of the Board	- China Operations Group (Chief Officer) - Vice Chairman of Toyota Motor (China) Investment Co., Ltd.
- Vice Chairman of Toyota Motor (China) Investment Co., Ltd.
- Vice Chairman of FAW Toyota Motor Sales Co., Ltd.
- Vice Chairman of FAW Toyota (Changchun) Engine Co., Ltd.
- Chairman of GAC Toyota Engine Co., Ltd.
- Vice Chairman of GAC Toyota Motor Co., Ltd.
- Vice Chairman of Sichuan FAW Toyota Motor Co., Ltd.
- Vice Chairman of Tianjin FAW Toyota Engine Co., Ltd.
- Vice Chairman of Tianjin FAW Toyota Motor Co., Ltd.
- Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
- Vice Chairman of Tong Fang Global (Tianjin) Logistics Co., Ltd
- Vice Chairman of Toyota Motor Technical Center (China) Co., Ltd.
- Vice Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

Mamoru Furuhashi	Senior Managing Director, Member of the Board	- Government & Public Affairs Group (Chief Officer)
Iwao Nihashi	Senior Managing Director, Member of the Board	- Customer Service Operations Group (Chief Officer) - Quality Group (Chief Officer) - TQM Promotion Div.

Name	Position	Main areas of responsibility	Important concurrent duties
Tadashi Yamashina	Senior Managing Director, Member of the Board	- Technical Administration Group (Chief Officer) - Sports Vehicle Management Div. - Motor Sports Div.	- Chairman of Toyota Motorsport GmbH - Vice Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd.
Takahiko Ijichi	Senior Managing Director, Member of the Board	- General Administration & Human Resources Group (Chief Officer) - Accounting Group (Chief Officer) - Information Systems Group (Chief Officer) - Global Audit Dept.	- Corporate Auditor of HAMAMATSU PHOTONICS K.K.
Tetsuo Agata	Senior Managing Director, Member of the Board	- President of Toyota Motor Engineering & Manufacturing North America, Inc.
- President of Toyota Motor Engineering & Manufacturing North America, Inc.
- Vice President of Toyota Production System Support Center, Inc.
- President of TABC Holding, Inc.
- President of Toyota Motor Manufacturing, Northern Kentucky, Inc.
- President of Toyota Motor Manufacturing, California, Inc.

Masamoto Maekawa	Senior Managing Director, Member of the Board	- Japan Sales Business Group (Chief Officer)
Yasumori Ihara	Senior Managing Director, Member of the Board	- Purchasing Group (Chief Officer) - Corporate Planning Div. - Research Div. - Global Audit Dept.
Takahiro Iwase	Senior Managing Director, Member of the Board	- Production Engineering Group (Chief Officer) - Manufacturing Group (Chief Officer)	-Corporate Auditor of CHUO SPRING CO., LTD.
Yoshimasa Ishii	Senior Managing Director, Member of the Board	- Europe Operations Group (Chief Officer) - Operation Planning & Support Group (Chief Officer)
Takeshi Shirane	Senior Managing Director, Member of the Board	- Strategic Production Planning Group (Chief Officer)
Mitsuhisa Kato	Senior Managing Director, Member of the Board	- Customer Service Operations Group (Deputy Chief Officer) - Product Development Group (Chief Officer) - R&D Group 1 (Chief Officer) - Value Analysis Development Div.	- Corporate Auditor of TOKAI RIKA CO., LTD.

Name	Position	Main areas of responsibility	Important concurrent duties
Yoshimi Inaba	Director, Member of the Board	- North America Operations Group (Chief Officer) - President and COO of Toyota Motor North America, Inc.
- President and COO of Toyota Motor North America, Inc.
- Chairman and CEO of Toyota Motor Sales, U.S.A., Inc.
- Vice President of Calty Design Research, Inc.
- President of Toyota Motor Personnel Services, U.S.A., Inc.

Nampachi Hayashi	Director, Member of the Board	- Responsible for Order-to-Delivery KAIZEN Promotion - Responsible for TPS Supervising - Responsible for TPS Thorough Promotion
Yoshikazu Amano	Full-time Corporate Auditor
Chiaki Yamaguchi	Full-time Corporate Auditor
Masaki Nakatsugawa	Full-time Corporate Auditor
Yoichi Kaya	Corporate Auditor		- Senior Vice President of Research Institute of Innovative Technology for the Earth - Outside Corporate Auditor of NIPPON STEEL CORPORATION
Yoichi Morishita	Corporate Auditor		- Corporate Counsellor of Panasonic Corporation - Outside Corporate Auditor of The Kansai Electric Power Co., Inc.
Akishige Okada	Corporate Auditor		- Advisor of Sumitomo Mitsui Banking Corporation - Outside Corporate Auditor of Mitsui Fudosan Co., Ltd. - Outside Director of DAICEL CHEMICAL INDUSTRIES, LTD.
Kunihiro Matsuo	Corporate Auditor		- Attorney - Outside Director of Asahi Glass Co., Ltd. - Outside Corporate Auditor of MITSUI & CO., LTD. - Outside Corporate Auditor of KOMATSU LTD.

Notes:
1.	* Representative Director
2.
Mr. Yoichi Kaya, Mr. Yoichi Morishita, Mr. Akishige Okada and Mr. Kunihiro Matsuo, all of whom are Corporate Auditors, are Outside Corporate Auditors as provided in Article 2, Item 16 of the Corporation Act.

3.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.
4.	The main areas of responsibility were changed as of April 1, 2011, as follows:

Name	Position	Main areas of responsibility
Takeshi Uchiyamada	* Executive Vice President, Member of the Board	- Research & Development (Technical Administration, Product Development, Design, R&D Group 1, R&D Management, Higashifuji Technical Administration, R&D Group 2)
Yukitoshi Funo	* Executive Vice President, Member of the Board	- Asia & Oceania Operations - Middle East, Africa and Latin America Operations - External Affairs - Operation Planning & Support
Atsushi Niimi	* Executive Vice President, Member of the Board	- North America Operations - China Operations - Production Control - Production Engineering - Manufacturing - North America Operations Group (Chief Officer)
Shinichi Sasaki	* Executive Vice President, Member of the Board	- Business Development - IT & ITS - Information Systems - Purchasing - Customer Service - Quality
Yoichiro Ichimaru	* Executive Vice President, Member of the Board	- Japan Sales Business
Satoshi Ozawa	* Executive Vice President, Member of the Board	- Europe Operations - General Administration & Human Resources - Accounting
Nobuyori Kodaira	Senior Managing Director, Member of the Board	- Corporate Planning Div. - Environmental Affairs Div.
Akira Okabe	Senior Managing Director, Member of the Board	- Middle East, Africa and Latin America Operations Group
Shinzo Kobuki	Senior Managing Director, Member of the Board	―
Mamoru Furuhashi	Senior Managing Director, Member of the Board	- External Affairs Group (Chief Officer)
Iwao Nihashi	Senior Managing Director, Member of the Board	―

Name	Position	Main areas of responsibility
Tadashi Yamashina	Senior Managing Director, Member of the Board	- Technical Administration Group (Chief Officer) - R&D Group 1 (Chief Officer) - Motor Sports Div.
Takahiko Ijichi	Senior Managing Director, Member of the Board	- Accounting Group (Chief Officer)
Tetsuo Agata	Senior Managing Director, Member of the Board	―
Yasumori Ihara	Senior Managing Director, Member of the Board	- Purchasing Group (Chief Officer) - Corporate Planning Div.
Takahiro Iwase	Senior Managing Director, Member of the Board	- Asia & Oceania Operations Group (Chief Officer) - President of Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.
Yoshimasa Ishii	Senior Managing Director, Member of the Board	- Operation Planning & Support Group (Chief Officer)
Takeshi Shirane	Senior Managing Director, Member of the Board	- Production Control Group (Chief Officer) - Manufacturing Group (Chief Officer)
Mitsuhisa Kato	Senior Managing Director, Member of the Board	- Product Development Group (Chief Officer)
Yoshimi Inaba	Director, Member of the Board	- North America Operations Group - President and COO of Toyota Motor North America, Inc.
Nampachi Hayashi	Director, Member of the Board	―
Note:
* Representative Director

(2) Amount of Compensation to Directors and Corporate Auditors for FY2011

Category	Directors		Corporate Auditors (incl. Outside Corporate Auditors)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Directors and Corporate Auditors	31	1,357	7 (4)	191 (52)	38	1,549
Executive bonus	27	340	―	―	27	340
Total	―	1,698	―	191 (52)	―	1,889
Notes:
1.	The number of persons includes those eligible to receive compensation in FY2011.
2.	The amounts of executive bonuses stated above are to be dicided by the resolution of the FY2011 Ordinary General Shareholders’ Meeting to be held on June 17, 2011.
3.	In addition to the above, the following accounting cost is recorded as non-monetary compensation to Directors:
Stock option (Resolutions of the FY2008 Ordinary General Shareholders’ Meeting held on June 24, 2008, the FY2009 Ordinary General Shareholders’ Meeting held on June 23, 2009, and the FY2010 Ordinary General Shareholders’ Meeting held on June 24, 2010)
616 million yen for 31 Directors

* A stock option, as granted to Directors, is a “rights to acquire TMC’s shares by making payment within the exercise period of the amount obtained by multiplying the amount to be paid per share, which is calculated by adding a certain ratio to the share price as of the allotment date, by the number of shares to be granted,” and this corresponds to a “Non-monetary compensation.” The figures stated above are amounts recorded as accounting costs for FY2011 from among the fair values of stock options calculated based on various conditions as of the allotment date.

(3) Status of Outside Corporate Auditors

1) Major activities for FY2011

Name	Attendance (total attended/total held)
Yoichi Kaya	Directors’ meetings 17/22	Corporate Auditors’ meetings 17/19
Yoichi Morishita	Directors’ meetings 15/22	Corporate Auditors’ meetings 16/19
Akishige Okada	Directors’ meetings 17/22	Corporate Auditors’ meetings 17/19
Kunihiro Matsuo	Directors’ meetings 18/22	Corporate Auditors’ meetings 17/19
Each Outside Corporate Auditor contributed by giving opinions based on his experience and insight.

2) Details of liability limitation agreements
Agreements between the Outside Corporate Auditors and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Corporation Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Corporation Act.

5. Status of Accounting Auditor
(1) Name of Accounting Auditor
PricewaterhouseCoopers Aarata

(2) Compensation to Accounting Auditor for FY2011
1)	Total compensation and other amounts paid by Toyota Motor Corporation (“TMC”) for the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan
889 million yen
2)	Total amount of cash and other property benefits paid by TMC and its consolidated subsidiaries (together, “Toyota”)
1,955 million yen
Notes:
1.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.
2.
The amount in 2) above includes compensation for advice and consultation concerning accounting and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

3.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor
It is a policy of TMC that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, TMC shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6. Basic Policy Regarding the System to Secure the Appropriateness of Business
TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Corporation Act.

TMC partially revised the Basic Policy Regarding the System to Secure the Appropriateness of Business in line with the changes in management structures described in “1. Outlook of Associated Companies.”

(1)	System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation
1)
TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

2)
TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)
TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2)	System to retain and manage information relating to performance of duties by Directors
Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)	Rules and systems related to the management of risk of loss
1)
TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)
TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)
TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)	System to ensure that Directors exercise their duties efficiently
1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.
2)
The Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, delegate a high level of authority to Chief Officers (Senior Managing Officers and Managing Officers) who take responsibility for business operations in each region and function. The Chief Officers will proactively compose business plans for the regions and functions under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. The Directors will supervise the execution of duties by the Chief Officers.

3)
TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation
1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.
2)
TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

3)
TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries
1)
TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries as Toyota’s common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” through personnel exchanges.

2)
TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)	System concerning employees who assist the Corporate Auditors when required
TMC will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8)	Independence of the employees described in the preceding item (7) from Directors
Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9)	System for Directors and employees to report to Corporate Auditors, and other relative systems
1)
Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.

2)	Directors, Senior Managing Officers, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10)	Other systems to ensure that the Corporate Auditors conducted audits effectively
TMC will ensure that the Corporate Auditors attend major Board of Directors’ meeting, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

Unconsolidated Financial Statements
UNCONSOLIDATED BALANCE SHEETS
(Million yen; amounts less than one million yen are omitted)
	FY2011 (As of March 31, 2011)	FY2010 (Reference) (As of March 31, 2010)		FY2011 (As of March 31, 2011)	FY2010 (Reference) (As of March 31, 2010)
(Assets)			(Liabilities)
Current assets	3,142,738	4,834,106	Current liabilities	2,095,039	2,535,200
Cash and deposits	40,926	43,181	Trade notes payable	674	894
Trade accounts receivable	596,450	1,108,417	Trade accounts payable	390,907	1,023,947
Marketable securities	1,302,090	2,177,316	Short-term borrowings	10,000	―
Finished goods	56,182	120,817	Current portion of long-term
Work in process	72,062	72,720	borrowings	163,800	150,000
Raw materials and supplies	100,037	59,653	Current portion of bonds	―	50,000
Income taxes receivable	20,112	5,255	Other payables	308,458	297,681
Short-term loans	298,794	383,137	Accrued expenses	741,604	634,221
Deferred tax assets	369,359	318,318	Deposits received	449,748	352,914
Others	287,622	546,986	Others	29,845	25,540
Less: allowance for doubtful			Long-term liabilities	959,725	1,177,884
accounts	(900)	(1,700)	Bonds	530,000	530,000
Fixed assets	6,450,425	5,516,670	Long-term borrowings	145,147	363,185
Property, plant and			Allowance for retirement
equipment	1,200,458	1,338,377	benefits	269,541	270,635
Buildings, net	380,605	412,666	Others	15,037	14,063
Structures, net	43,237	46,802	Total liabilities	3,054,765	3,713,084
Machinery and equipment,			(Net assets)
net	229,189	291,059	Shareholders’ equity	6,302,907	6,392,222
Vehicle and delivery			Common stock	397,049	397,049
equipment, net	18,328	18,948	Capital surplus	418,103	418,103
Tools, furniture and fixtures,			Capital reserve	416,970	416,970
net	65,233	76,076	Other capital surplus	1,132	1,132
Land	379,990	399,664	Retained earnings	6,767,422	6,855,777
Construction in progress	83,873	93,159	Legal reserve	99,454	99,454
Investments and other			Other retained earnings	6,667,968	6,756,323
assets	5,249,966	4,178,292	Reserve for losses on
Investments in securities	2,721,813	1,529,014	overseas investments	―	12
Investments in subsidiaries			Reserve for special
and affiliates	1,889,205	1,911,791	depreciation	1,194	1,791
Long-term loans	322,276	460,362	Reserve for reduction of
Deferred tax assets	197,245	128,684	acquisition cost of fixed assets	8,956	8,462
Others	141,025	170,239
Less: allowance for doubtful			General reserve	6,340,926	6,340,926
accounts	(21,600)	(21,800)	Retained earnings carried forward	316,890	405,130

			Less: treasury stock	(1,279,668)	(1,278,708)
			Valuation and translation
			adjustments	224,485	236,319
			Net unrealized gains on
			other securities	224,485	236,133
			Deferred hedge gains or
			losses	―	186
			Stock acquisition rights	11,006	9,149
			Total net assets	6,538,399	6,637,692
Total	9,593,164	10,350,776	Total	9,593,164	10,350,776

UNCONSOLIDATED STATEMENTS OF INCOME
(Million yen; amounts less than one million yen are omitted)
	FY2011 (April 1, 2010 through March 31, 2011)	FY2010 (Reference) (April 1, 2009 through March 31, 2010)
Net revenues	8,242,830	8,597,872
Cost of sales	7,601,036	7,866,781
Gross profit	641,794	731,090
Selling, general and administrative expenses	1,122,733	1,059,151
Operating loss	(480,938)	(328,061)
Non-operating income	523,316	394,745
Interest income	31,262	40,326
Dividend income	331,293	242,562
Others	160,760	111,856
Non-operating expenses	89,390	143,805
Interest expenses	15,138	14,839
Others	74,251	128,966
Ordinary loss	(47,012)	(77,120)
Loss before income taxes	(47,012)	(77,120)
Income taxes – current	16,500	(3,600)
Income taxes – deferred	(116,277)	(99,708)
Net income	52,764	26,188

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
FY2011
(April 1, 2010 through March 31, 2011)
(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings					Total retained earnings
						Reserve for losses on overseas investments	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the end of previous period	397,049	416,970	1,132	418,103	99,454	12	1,791	8,462	6,340,926	405,130	6,855,777
Changes of items during the period
Reversal of reserve for losses on overseas investments						(12)				12
Appropriation to reserve for special depreciation							188			(188)
Reversal of reserve for special depreciation							(786)			786
Appropriation to reserve for reduction of acquisition cost of fixed assets								516		(516)
Reversal of reserve for reduction of acquisition cost of fixed assets								(21)		21
Dividends paid										(141,119)	(141,119)
Net income										52,764	52,764
Purchase of common stock
Net changes of items other than shareholders’ equity
Total changes of items during the period	―	―	―	―	―	(12)	(597)	494	―	(88,239)	(88,355)
Balance at the end of current period	397,049	416,970	1,132	418,103	99,454	―	1,194	8,956	6,340,926	316,890	6,767,422

(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments			Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Deferred hedge gains or losses	Total valuation and translation adjustments
Balance at the end of previous period	(1,278,708)	6,392,222	236,133	186	236,319	9,149	6,637,692
Changes of items during the period
Reversal of reserve for losses on overseas investments
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(141,119)					(141,119)
Net income		52,764					52,764
Purchase of common stock	(960)	(960)					(960)
Net changes of items other than shareholders’ equity			(11,648)	(186)	(11,834)	1,857	(9,977)
Total changes of items during the period	(960)	(89,315)	(11,648)	(186)	(11,834)	1,857	(99,292)
Balance at the end of current period	(1,279,668)	6,302,907	224,485	―	224,485	11,006	6,538,399

FY2010 (Reference)
(April 1, 2009 through March 31, 2010)
(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings					Total retained earnings
						Reserve for losses on overseas investments	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the end of previous period	397,049	416,970	1,287	418,258	99,454	25	2,573	8,451	6,340,926	550,634	7,002,065
Changes of items during the period
Reversal of reserve for losses on overseas investments						(12)				12
Appropriation to reserve for special depreciation							379			(379)
Reversal of reserve for special depreciation							(1,160)			1,160
Appropriation to reserve for reduction of acquisition cost of fixed assets								30		(30)
Reversal of reserve for reduction of acquisition cost of fixed assets								(19)		19
Dividends paid										(172,476)	(172,476)
Net income										26,188	26,188
Purchase of common stock
Reissuance of common stock			(155)	(155)
Net changes of items other than shareholders’ equity
Total changes of items during the period	―	―	(155)	(155)	―	(12)	(781)	11	―	(145,504)	(146,287)
Balance at the end of current period	397,049	416,970	1,132	418,103	99,454	12	1,791	8,462	6,340,926	405,130	6,855,777

(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments			Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Deferred hedge gains or losses	Total valuation and translation adjustments
Balance at the end of previous period	(1,279,189)	6,538,184	106,158	517	106,676	7,055	6,651,917
Changes of items during the period
Reversal of reserve for losses on overseas investments
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(172,476)					(172,476)
Net income		26,188					26,188
Purchase of common stock	(165)	(165)					(165)
Reissuance of common stock	646	491					491
Net changes of items other than shareholders’ equity			129,974	(331)	129,643	2,093	131,736
Total changes of items during the period	481	(145,961)	129,974	(331)	129,643	2,093	(14,224)
Balance at the end of current period	(1,278,708)	6,392,222	236,133	186	236,319	9,149	6,637,692

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]
1. Standards and methods of valuation of assets
(1) Standards and methods of valuation of securities
Equity securities of subsidiaries and affiliates are stated at cost determined on the moving average-method.
Other securities:
Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)
Other securities not practicable to determine their fair value are stated at cost determined on the moving average method.
(2) Standards and methods of valuation of inventories
Standards:
Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)
Methods:
Generally, average method
<Changes in accounting method>
Effective from FY2011, the Company adopted the “Accounting Standard for Measurement of Inventories” (ASBJ Statement No. 9, September 26, 2008) and changed the valuation method for raw materials and a portion of supplies from the last-in first-out method to the average method.
This change in accounting method resulted in decreases in operating loss, in ordinary loss, and in loss before income taxes by 22,274 million yen, respectively, for this fiscal year.
2. Depreciation of property, plant and equipment is computed on the declining balance method.
3. Standards of accounting for reserves
(1) Allowance for doubtful accounts:
To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.
(2) Allowance for retirement benefits:
To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.
4. Other significant matters pertaining to the preparation of unconsolidated financial statements
(1) Consumption taxes, etc. are computed based on the net-of-tax method.
(2) The consolidated taxation system is applied.

[Unconsolidated balance sheet]
1.    Assets pledged as collateral and relevant liabilities

Assets pledged as collateral	Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)

Investments in securities	9,216	Security deposit for delayed tax payment for goods imported	9,000
Investments in securities	15	Security deposit based on the Real Estate Transaction Law	15
Total	9,232	Total	9,015

2. Accumulated depreciation of property, plant and equipment:	3,757,635 million yen

3.	Guarantees
Guarantees for bank loans of Toyota Financial Services Corporation
380,546 million yen

4. Export bill discounted	4,629 million yen

5.	Receivables from and payables to subsidiaries and affiliates
Short-term receivables	734,283 million yen
Long-term receivables	278,598 million yen
Short-term payables	743,385 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]
Transactions with subsidiaries and affiliates
Net sales	5,081,877 million yen
Purchases	4,028,649 million yen
Non-operating transactions	401,445 million yen

[Unconsolidated statement of changes in net assets]
1. Type and number of treasury stock at the end of FY2011
Common stock	312,298,805 shares

2. Dividends from surplus
(1) Cash dividends
Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Ordinary General Shareholders’ Meeting held on June 24, 2010	Common stock	78,399 million yen	25 yen	March 31, 2010	June 25, 2010
Directors’ Meeting held on November 5, 2010	Common stock	62,719 million yen	20 yen	September 30, 2010	November 26, 2010

(2) Dividends of which record date falls in FY2011 and effective date falls in FY2012
Dividends on common stock are proposed for resolution at the FY2011 Ordinary General Shareholders’ Meeting to be held on June 17, 2011, as follows:
Total cash dividends	94,070 million yen
Dividend per share	30 yen
Record date	March 31, 2011
Effective date	June 20, 2011
The dividends shall be paid from retained earnings.

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2011
Common stock	11,521,100 shares

[Tax effect accounting]
Deferred tax assets mainly relate to impairment losses on securities, accrued expenses, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Fixed assets used under lease agreements]
In addition to fixed assets on the unconsolidated balance sheet, certain tools, furniture, and fixtures, etc. are used under finance lease agreements with the title of leased assets remaining with the lessors.

[Related-party transactions]
Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products Concurrent posting of directors	Mainly vehicle sales (Note.1)	1,160,356 (Note.2)	Trade accounts receivable	69,220 (Note.2)
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 56.61% Indirect 0.05%	Purchase of Toyota Auto Body products	Deposit of funds (Note.3)	109,872 (Note.3)	Deposits received	106,327
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 51.53% Indirect 0.14%	Purchase of Daihatsu Motor products	Deposit of funds (Note.3)	109,159 (Note.3)	Deposits received	95,619
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Loans from TMC Concurrent posting of directors	Guarantees (Note.4)	380,546 (Note.4)	-	-
Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:	The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc.
Note. 3:	The interest rate of deposit of funds is determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.
Note. 4:	Guarantees for bank loans of Toyota Financial Services Corporation. The transaction amount represents the balance at the end of the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)
Net assets per share	2,081.64 yen
Net income per share	16.83 yen

Independent Auditor’s Report (Certified Copy)
(English Translation*)

May 6, 2011

To the Board of Directors of
Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Katsunori Sasayama
Certified Public Accountant
Designated and Engagement Partner

Koji Hatsukawa
Certified Public Accountant
Designated and Engagement Partner

Fusahiro Yamamoto
Certified Public Accountant
Designated and Engagement Partner

Koji Nishikawa
Certified Public Accountant
Designated and Engagement Partner

We have audited, pursuant to Article 436 (2) ⅰ of the “Corporation Act” of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheet, the unconsolidated statement of income, the unconsolidated statement of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 107th fiscal year from April 1, 2010 to March 31, 2011. These unconsolidated financial statements and the supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the unconsolidated financial statements and the supplementary schedules are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining of the overall presentation of the unconsolidated financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

*The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS
(Amounts are rounded to the nearest million yen)
	FY2011 (As of March 31, 2011)	FY2010 (Reference) (As of March 31, 2010)		FY2011 (As of March 31, 2011)	FY2010 (Reference) (As of March 31, 2010)
(Assets)			(Liabilities)
Current assets	11,829,755	13,073,604	Current liabilities	10,790,990	10,686,214
Cash and cash equivalents	2,080,709	1,865,746	Short-term borrowings	3,179,009	3,279,673
Time deposits	203,874	392,724	Current portion of long-term
Marketable securities	1,225,435	1,793,165	debt	2,772,827	2,218,324
Trade accounts and notes			Accounts payable	1,503,072	1,956,505
receivable, less allowance			Other payables	579,326	572,450
for doubtful accounts	1,449,151	1,886,273	Accrued expenses	1,773,233	1,735,930
Finance receivables, net	4,136,805	4,209,496	Income taxes payable	112,801	153,387
Other receivables	306,201	360,379	Other current liabilities	870,722	769,945
Inventories	1,304,242	1,422,373	Long-term liabilities	8,107,152	8,732,630
Deferred income taxes	605,884	632,164	Long-term debt	6,449,220	7,015,409
Prepaid expenses and other current assets	517,454	511,284	Accrued pension and severance costs	668,022	678,677
Noncurrent finance			Deferred income taxes	810,127	813,221
receivables, net	5,556,746	5,630,680	Other long-term liabilities	179,783	225,323
Investments and other assets	6,122,505	4,934,102	Total liabilities	18,898,142	19,418,844
Marketable securities and			(Shareholders’ equity)
other securities			Toyota Motor Corporation
investments	3,571,187	2,256,279	shareholders’ equity	10,332,371	10,359,723
Affiliated companies	1,827,331	1,879,320	Common stock, no par value	397,050	397,050
Employees receivables	62,158	67,506	Additional paid-in capital	505,760	501,331
Other	661,829	730,997	Retained earnings	11,835,665	11,568,602
Property, plant and equipment	6,309,160	6,710,901	Accumulated other comprehensive income (loss)	(1,144,721)	(846,835)
Land	1,237,620	1,261,349	Treasury stock, at cost	(1,261,383)	(1,260,425)
Buildings	3,635,605	3,693,972	Noncontrolling interest	587,653	570,720
Machinery and equipment	8,947,350	9,298,967	Total shareholders’ equity	10,920,024	10,930,443
Vehicles and equipment on operating leases	2,491,946	2,613,248
Construction in progress	298,828	226,212
Less – Accumulated depreciation	(10,302,189)	(10,382,847)
Total assets	29,818,166	30,349,287	Total liabilities and shareholders’ equity	29,818,166	30,349,287

CONSOLIDATED STATEMENTS OF INCOME
(Amounts are rounded to the nearest million yen)
	FY2011 (April 1, 2010 through March 31, 2011)	FY2010 (Reference) (April 1, 2009 through March 31, 2010)
Net revenues	18,993,688	18,950,973
Sales of products	17,820,520	17,724,729
Financing operations	1,173,168	1,226,244
Costs and expenses	18,525,409	18,803,457
Cost of products sold	15,985,783	15,971,496
Cost of financing operations	629,543	712,301
Selling, general and administrative	1,910,083	2,119,660
Operating income	468,279	147,516
Other income (expense)	95,011	143,952
Interest and dividend income	90,771	78,224
Interest expense	(29,318)	(33,409)
Foreign exchange gain, net	14,305	68,251
Other income, net	19,253	30,886
Income before income taxes and equity in earnings of affiliated companies	563,290	291,468
Provision for income taxes	312,821	92,664
Equity in earnings of affiliated companies	215,016	45,408
Net income	465,485	244,212
Less: Net income attributable to the noncontrolling interest	(57,302)	(34,756)
Net income attributable to Toyota Motor Corporation	408,183	209,456

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FY2011
(April 1, 2010 through March 31, 2011)
(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2010	397,050	501,331	11,568,602	(846,835)	(1,260,425)	10,359,723	570,720	10,930,443
Equity transaction with noncontrolling interests and other		2,310				2,310	5,183	7,493
Issuance during the year		2,119				2,119		2,119
Comprehensive income
Net income			408,183			408,183	57,302	465,485
Other comprehensive income (loss)
Foreign currency translation adjustments				(287,613)		(287,613)	(11,965)	(299,578)
Unrealized loss on securities, net of reclassification adjustments				(26,058)		(26,058)	(1,599)	(27,657)
Pension liability adjustments				15,785		15,785	(4,331)	11,454
Total comprehensive income						110,297	39,407	149,704
Dividends paid to Toyota Motor Corporation shareholders			(141,120)			(141,120)		(141,120)
Dividends paid to noncontrolling interests							(27,657)	(27,657)
Purchase and reissuance of common stock					(958)	(958)		(958)
Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

FY2010 (Reference)

(April 1, 2009 through March 31, 2010)

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2009	397,050	501,211	11,531,622	(1,107,781)	(1,260,895)	10,061,207	539,530	10,600,737
Equity transaction with noncontrolling interests and other		(2,116)				(2,116)	(2,748)	(4,864)
Issuance during the year		2,236				2,236		2,236
Comprehensive income
Net income			209,456			209,456	34,756	244,212
Other comprehensive income
Foreign currency translation adjustments				9,894		9,894	5,721	15,615
Unrealized gains on securities, net of reclassification adjustments				176,407		176,407	4,095	180,502
Pension liability adjustments				74,645		74,645	98	74,743
Total comprehensive income						470,402	44,670	515,072
Dividends paid to Toyota Motor Corporation shareholders			(172,476)			(172,476)		(172,476)
Dividends paid to noncontrolling interests							(10,732)	(10,732)
Purchase and reissuance of common stock					470	470		470
Balances at March 31, 2010	397,050	501,331	11,568,602	(846,835)	(1,260,425)	10,359,723	570,720	10,930,443

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]
1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:
TMC has 511 consolidated subsidiaries and 56 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:
TMC’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), pursuant to the provision of Article 3, Paragraph 1 of the Supplementary Provisions of the Corporation Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009). Also, pursuant to the provision of Article 3, Paragraph 1, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted. Certain prior year amounts have been reclassified to conform to the presentations for the fiscal year ended March 31, 2011.

3. Standards and methods of valuation of securities:
Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:
Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:
Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:
Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Consolidated Balance Sheet]
1. Allowance for doubtful accounts	44,047 million yen
Allowance for credit losses	167,615 million yen

2. Components of accumulated other comprehensive income (loss)
Foreign currency translation adjustments	(1,160,389) million yen
Unrealized gains on securities	168,227 million yen
Pension liability adjustments	(152,559) million yen

3. Assets pledged as collateral	1,186,194 million yen

4. Guarantees	1,662,225 million yen

[Consolidated Statement of Shareholders’ Equity]
Number of shares issued and outstanding as of March 31, 2011
3,447,997,492 shares
[Financial instruments]
1. Matters pertaining to the status of financial instruments
Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments
Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	2,080,709	2,080,709
Marketable securities and other securities investments	4,664,350	4,664,350
Finance receivables	8,680,882	8,971,523
Short-term borrowings and long-term debt	(12,379,139)	(12,453,890)
Derivative financial instruments	197,035	197,035
Note:	Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.
Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.
Derivative financial instruments are mostly measured based on market data.

[Per share amounts]                (Amounts are rounded to the nearest hundredth digit yen)
1. Toyota Motor Corporation Shareholders’ equity per share	3,295.08 yen

2. Net income attributable to Toyota Motor Corporation per share
Basic	130.17 yen
Diluted	130.16 yen

Independent Auditor’s Report (Certified Copy)
(English Translation*)

May 6, 2011

To the Board of Directors of
Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Katsunori Sasayama
Certified Public Accountant
Designated and Engagement Partner

Koji Hatsukawa
Certified Public Accountant
Designated and Engagement Partner

Fusahiro Yamamoto
Certified Public Accountant
Designated and Engagement Partner

Koji Nishikawa
Certified Public Accountant
Designated and Engagement Partner

We have audited, pursuant to Article 444 (4) of the “Corporation Act” of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2010 to March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the corporate group which consist of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America as permitted by Article 3, Paragraph 1 of the Supplementary Provisions of the Corporation Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009) (refer to Item 2 of the “Significant matters pertaining to the preparation of consolidated financial statements” in the notes to the consolidated financial statements).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

* The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Board of Corporate Auditors’ Report (Certified Copy)

Audit Report
The Board of Corporate Auditors has discussed and prepared this Audit Report based on the audit reports prepared by each of the Corporate Auditors pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2011 extending from April 1, 2010 through March 31, 2011, and reports as follows.
1.	Method and content of Audit by the Corporate Auditors and the Board of Corporate Auditors
(1)	Auditing method of the Board of Corporate Auditors

The Board of Corporate Auditors determined the auditing policies and audit plan, received a report from each Corporate Auditor on the audit and its results, and received reports from the Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Method and content of Audit by the Corporate Auditors
1)
Based on the audit policies and audit plan adopted by the Board of Corporate Auditors, each Corporate Auditor communicated with the Directors and senior executives and other Corporate Auditors, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from the Directors and senior executives on the execution of their duties. The Corporate Auditors also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Corporate Auditors exchanged opinions and information with the Directors and senior executives and Corporate Auditors of the subsidiaries, and received reports on business from them, as needed.

2)
Concerning the unconsolidated financial statements (unconsolidated balance sheet, unconsolidated statement of income, unconsolidated statement of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity, and notes to the consolidated financial statements), each Corporate Auditor received reports from the Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Corporate Auditors also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Corporation Accounting Regulations) has been properly developed.

2.	Result of Audit
(1)	Audit result concerning the business report and others
1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.
2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by the Directors.
3)
Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 the Corporation Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Corporation Act) are appropriate. We have nothing to point out concerning the execution of duties by the Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules
The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.
(3)	Audit results of consolidated financial statements
The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

Measures for rehabilitation from the Great East Japan Earthquake are being taken and the Board of Corporate Auditors will monitor and confirm the progress of their implementation, as mentioned in the Business Report.

May 10, 2011
Toyota Motor Corporation Board of Corporate Auditors
Full-time Corporate Auditor Yoshikazu Amano Full-time Corporate Auditor Chiaki Yamaguchi Full-time Corporate Auditor Masaki Nakatsugawa	Outside Corporate Auditor Yoichi Kaya Outside Corporate Auditor Yoichi Morishita Outside Corporate Auditor Akishige Okada Outside Corporate Auditor Kunihiro Matsuo

Consolidated Business Results for FY2011 (Reference)

Segment Operating Results

Automotive

Net revenues for the automotive operations increased by 139.9 billion yen, or 0.8%, to 17,337.3 billion yen in FY2011 compared with FY2010, and operating income increased by 172.3 billion yen to 86.0 billion yen in FY2011 compared with FY2010. The increase in operating income was mainly due to cost reduction efforts and increases in both production volume and vehicle unit sales, despite the effects of changes in exchange rates.

Financial services

Net revenues for the financial services operations decreased by 53.2 billion yen, or 4.3%, to 1,192.2 billion yen in FY2011 compared with FY2010. However, operating income increased by 111.3 billion yen, or 45.1%, to 358.2 billion yen in FY2011 compared with FY2010. The increase in operating income was mainly due to decrease in the provision for credit losses in sales finance subsidiaries.

All other

Net revenues for all other businesses increased by 24.6 billion yen, or 2.6%, to 972.2 billion yen in FY2011 compared with FY2010, and operating income increased by 44.1 billion yen to 35.2 billion yen in FY2011 compared with FY2010.

Operating income or loss by business segment

Geographic Information

Japan

Net revenues in Japan decreased by 234.1 billion yen, or 2.1%, to 10,986.2 billion yen in FY2011 compared with FY2010, and operating loss increased by 137.2 billion yen to 362.4 billion yen in FY2011 compared with FY2010. The increase in operating loss was mainly due to the effects of changes in exchange rates and decreases in both production volume and vehicle unit sales, despite cost reduction efforts.

North America

Net revenues in North America decreased by 241.4 billion yen, or 4.3%, to 5,429.1 billion yen in FY2011 compared with FY2010. However, operating income increased by 254.1 billion yen, or 297.1%, to 339.5 billion yen in FY2011 compared with FY2010. The increase in operating income was mainly due to a decrease in the provision for credit losses in sales finance subsidiaries, an increase in production volume, and cost reduction efforts.

Europe

Net revenues in Europe decreased by 165.6 billion yen, or 7.7%, to 1,981.4 billion yen in FY2011 compared with FY2010. However, operating income increased by 46.1 billion yen to 13.1 billion yen in FY2011 compared with FY2010. The increase in operating income was mainly due to a decrease in expenses, despite decreases in both production volume and vehicle unit sales.

Asia

Net revenues in Asia increased by 719.2 billion yen, or 27.1%, to 3,374.6 billion yen in FY2011 compared with FY2010, and operating income increased by 109.4 billion yen, or 53.8%, to 313.0 billion yen in FY2011 compared with FY2010. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

Other (Central and South America, Oceania and Africa)

Net revenues in other regions increased by 135.3 billion yen, or 8.1%, to 1,809.1 billion yen in FY2011 compared with FY2010, and operating income increased by 44.6 billion yen, or 38.6%, to 160.1 billion yen in FY2011 compared with FY2010. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

Operating income or loss by region